09055346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36959

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cooper Malone McClain, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7701 E Kellogg, Suite 700
(No. and Street)

Wichita (City) KS (State) 67207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Erin Cyphers (316) 685-5777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen Gibbs & Houlik, L.C.
(Name – *if individual, state last, first, middle name*)

301 N Main, Ste 1700 (Address) Wichita (City) KS (State) 67207 (Zip Code)

PROCESSED
MAR 12 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 19 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John K Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cooper Malone McClain Inc, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres

Title

Notary Public

VICTORIA DAVIS
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 10/29/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COOPER MALONE MCCLAIN, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2008 AND 2007

WITH

INDEPENDENT AUDITORS' REPORT

COOPER MALONE MCCLAIN, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

Years Ended December 31, 2008 and 2007

TABLE OF CONTENTS

Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Cooper Malone McClain, Inc.

We have audited the statements of financial condition of Cooper Malone McClain, Inc. as of December 31, 2008 and 2007, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cooper Malone McClain, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with auditing standards generally accepted in the United States of America.

Allen, Gibbs & Houlik, L.C.

February 12, 2009

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2008 and 2007

ASSETS

	2008	2007
Cash	**$ 17,273**	$ 18,326
Deposit with clearing organization	**146,285**	447,981
Receivables:		
Commissions and interest	**21,173**	50,678
Employees and stockholders	**6,153**	4,461
Securities owned:		
Investment inventory, at market; cost $799,698 and $1,795,201, respectively	**864,983**	1,785,445
Company investments, at market; cost $393,125 and $630,855, respectively	**198,544**	519,675
Furniture and equipment, net of accumulated depreciation of $109,598 and $120,695	**24,434**	28,714
Other assets:		
Cash surrender value of life insurance	**468,390**	419,599
Other	**20,029**	23,733
	$ 1,767,264	$ 3,298,612

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
Note and margin payable, clearing organization	**$ 843,640**	$ 1,840,337
Payables:		
Clearing organization	**8,715**	5,580
Other liabilities	**41,147**	34,403
	893,502	1,880,320
Stockholders' equity:		
Common stock, par value $1 per share; authorized 1,000,000 shares, issued and outstanding 100,000 shares	**100,000**	100,000
Additional paid-in capital	**350,157**	200,157
Retained earnings	**423,605**	1,118,135
Total stockholders' equity	**873,762**	1,418,292
	$ 1,767,264	$ 3,298,612

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Trading commission income	$ 440,569	$ 481,012
Net trading (loss) profit	(12,422)	722,481
Interest income	114,956	120,228
Underwriting profits	88,363	202,498
Fiscal advisory fees	143,223	79,725
Other	100,946	100,556
Unrealized gain, securities owned	(8,360)	13,712
	867,275	1,720,212
Expenses:		
Salaries and commissions	859,490	889,647
General and administrative	615,206	462,395
Interest	72,109	108,125
	1,546,805	1,460,167
Net income	$ (679,530)	$ 260,045

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2008 and 2007

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2006	100,000	$ 100,000	$ 200,157	$ 928,090	$ 1,228,247
Distributions to stockholders				(70,000)	(70,000)
Net income				260,045	260,045
Balance, December 31, 2007	100,000	100,000	200,157	1,118,135	1,418,292
Capital contributions			**150,000**		**150,000**
Distributions to stockholders				**(15,000)**	**(15,000)**
Net income				**(679,530)**	**(679,530)**
Balance, December 31, 2008	**100,000**	**$ 100,000**	**$ 350,157**	**$ 423,605**	**$ 873,762**

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net (loss) income	**$ (679,530)**	$ 260,045
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization	**7,920**	8,373
Loss on sale of furniture and equipment	**781**	1,112
Unrealized gain, securities owned	**8,360**	(13,712)
Changes in operating assets and liabilities:		
Deposit with clearing organization	**301,696**	(7,971)
Receivables	**27,813**	(23,585)
Securities owned	**1,233,233**	(902,282)
Other assets	**3,704**	20,947
Payables:		
Clearing organization	**3,135**	1,606
Other liabilities	**6,744**	16,139
Net cash from operating activities	**913,856**	(639,328)
Cash flows from investing activities:		
Purchase of furniture and equipment	**(4,421)**	(11,475)
Proceeds from sale of furniture and equipment	--	40
Net change in cash surrender value of life insurance	**(48,791)**	(45,554)
Net cash from investing activities	**(53,212)**	(56,989)
Cash flows from financing activities:		
Capital contributions	**150,000**	--
Distributions to stockholders	**(15,000)**	(70,000)
Net receipts on note and margin payable, clearing organization	**(996,697)**	771,550
Net cash from financing activities	**(861,697)**	701,550
Change in cash and cash equivalents	**(1,053)**	5,233
Cash and cash equivalents at beginning of year	**18,326**	13,093
Cash and cash equivalents at end of year	**$ 17,273**	$ 18,326

The accompanying notes are an integral part of these financial statements.

1. BUSINESS OPERATIONS

Cooper Malone McClain, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is also a member of the Municipal Securities Rulemaking Board (MSRB), which makes rules regulating dealers who deal in municipal bonds, municipal notes, and other municipal securities.

The Company primarily offers investment banking services, which include services related to originating, underwriting, and distributing initial issues of securities, primarily in the state of Kansas. Additionally, the Company also purchases and sells securities in the secondary market.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – Securities transactions are recorded on the trade date. Fiscal fees and applicable expenses are recognized when all services are rendered and closing of the bond issue is assured.

Cash Equivalents – For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at date of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Receivables – Commissions and interest receivable are for securities transactions that have reached their settlement date and have not been deposited by the clearing organization into the Company's account. Employees and stockholders receivables consist of amounts due from related parties.

Securities Owned – Securities owned consist of corporate bonds, municipal bonds, U.S. Government Securities, and equity securities. Securities owned are classified as trading securities, with unrealized gains and losses included in earnings and realized gains and losses computed using the specific identification method. Substantially all the municipal bonds pertain to Kansas issues. Fair value for all securities owned are based on level 1 inputs, which is quoted market princes in active markets for identical securities, in accordance with guidelines established by FAS 157, which was adopted in 2008.

Securities classified as investment inventory are those held by the Company to be sold to its customers. Securities classified as company investments are those held by the Company for income and capital appreciation.

(Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Equipment – Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Deduction is made for retirements resulting from the renewals or betterments.

Income Taxes – The Company has elected to be taxed as an 'S' Corporation. Under this election, income and losses of the Company, along with any tax credits, are reported for income tax purposes by the stockholders on their individual income tax returns. Accordingly, the accompanying financial statements do not include a provision for income taxes on corporate earnings. Customarily, stockholders in 'S' Corporations withdraw funds from equity to make quarterly and annual income tax payments. The Company does not accrue such withdrawals as the taxable income is earned; instead, the Company's policy is to record such withdrawals when the cash is distributed.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Recent Accounting Pronouncement - In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies*. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its consolidated financial position and results of operations however, it does not anticipate that the adoption of FIN 48 will have a material impact on its financial position or results of operations.

3. DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a deposit with its clearing organization equal to the greater of $30,000 or various percentages of securities owned. There were deposits of $146,285 and $447,981 at December 31, 2008 and 2007, respectively.

(Continued)

4. SECURITIES OWNED

Securities owned consist of trading and investment securities at market values, as follows:

	2008	2007
Investment inventory:		
Corporate bonds	$ 185,168	$ 282,111
Municipal bonds	481,679	1,001,876
U.S. Government securities	--	20,001
Equity securities	198,136	481,457
	$ 864,983	$ 1,785,445
Company investments:		
Equity securities	$ 198,544	$ 519,675

5. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following:

	December 31		Estimated
	2008	2007	Useful Lives
Office furniture and fixtures	$ 80,182	$ 93,337	6 to 10 years
Computer equipment and software	53,850	56,072	3 to 6 years
	$ 134,032	$ 149,409	

Depreciation charged to income was $7,920 and $8,373 in 2008 and 2007, respectively.

6. LEASES

The Company leases office space (through February 2009) and equipment (through October 2012) under long-term lease agreements that are classified as operating leases. The following is a schedule of future minimum lease payments for operating leases (with initial or remaining terms in excess of one year) as of December 31, 2008:

Year Ending December 31,	
2009	$ 12,074
2010	3,600
2011	3,600
2012	3,000

Rental expense for all operating leases was $54,844 and $53,905 in 2008 and 2007, respectively.

7. NOTE AND MARGIN PAYABLE, CLEARING ORGANIZATION

The Company's municipal and corporate bond inventory is financed through Southwest Securities, the Company's clearing organization. Amounts payable on this note were $843,640 and $1,840,337 at December 31, 2008 and 2007, respectively. The note is secured by municipal and corporate bonds as well as U.S. Government securities and equities with a market value of $1,063,527 and $2,305,120 at December 31, 2008 and 2007, respectively, and is due as the respective secured inventory is sold.

Interest expense is calculated daily on the inventory settlement date balance at slightly below the broker call money rate (4.72% at December 31, 2008). Interest paid for 2008 and 2007 was $78,670 and $108,125, respectively.

8. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan covering substantially all employees. Participants may contribute from 1% to 15% of their compensation on a pre-tax basis. The Company contributes safe harbor contributions each pay period. The Company contributed $24,963 and $20,351, during the years ended December 31, 2008 and 2007, respectively.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital and net capital requirements of $715,520 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .07 to 1. At December 31, 2007, the Company had net capital and net capital requirements of $918,098 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .04 to 1.

10. OFF-BALANCE SHEET RISK

The Company's commission revenue includes amounts resulting from customer transactions introduced through its clearing broker. The clearing broker assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing broker.

SUPPLEMENTARY INFORMATION

Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Cooper Malone McClain, Inc.

We have audited the accompanying financial statements of Cooper Malone McClain, Inc. as of and for the years ended December 31, 2008 and 2007 and have issued our report thereon dated February 12, 2009. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Allen, Gibbs & Houlik, L.C.

February 12, 2009

301 N. Main, Suite 1700 • Wichita, Kansas 67202-4868 • (316) **267-7231** • (316) **267-0339** fax • www.aghlc.com

COOPER MALONE MCCLAIN, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 1

December 31, 2008 and 2007

	2008	2007
Aggregate indebtedness:		
Payable:		
Clearing organization	$ 8,715	$ 5,580
Other liabilities	41,147	34,403
Total aggregate indebtedness	$ 49,862	$ 39,983
Net capital:		
Credit items:		
Common stock	$ 100,000	$ 100,000
Additional paid-in capital	350,157	200,157
Retained earnings	423,605	1,118,135
Total credit items	873,762	1,418,292
Deductions and charges:		
Receivables, employees and stockholders	6,153	4,461
Furniture and equipment, at cost, less accumulated depreciation	24,434	28,714
Other assets	20,029	23,733
Haircuts and undue concentration on securities owned	107,626	292,246
Defaulted Bonds	--	151,040
Total deductions and charges	158,242	500,194
Net capital	$ 715,520	$ 918,098
Capital requirements:		
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for non-clearing firm ($100,000)	$ 100,000	$ 100,000
Net capital in excess of requirements	615,520	818,098
	$ 715,520	$ 918,098
Ratio of aggregate indebtedness to net capital	.07 to 1	.04 to 1

There were no liabilities subordinated to the claim of general creditors at December 31, 2008 and 2007.

COOPER MALONE MCCLAIN, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

SCHEDULE 2

December 31, 2008 and 2007

	2008	2007
Aggregate indebtedness:		
Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2008 and 2007	$ 49,862	$ 39,983
Aggregate indebtedness as computed on Schedule 1	$ 49,862	$ 39,983
Net capital:		
Net capital as reported by the registrant in Part IIA of Form X-17A-5 as of December 31, 2008 and 2007	$ 715,520	$ 918,098
Net capital as computed on Schedule 1	$ 715,520	$ 918,098

END